JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

October 25, 2018

Rebecca Marquigny

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I – File No. 811-21295 – Post-Effective Amendment No. 560

Dear Ms. Marquigny:

This letter is in response to the comments you provided on the registration statement for JPMorgan Trust I (the “Trust”) with respect to JPMorgan High Yield Municipal Fund (formerly, JPMorgan Tax Aware High Income Fund) (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 on or prior to the registration statement’s effective date of November 1, 2018 (the “Effective Date”). Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

GENERAL

1.	Comment: As of September 25, 2018, the name of the series on EDGAR was still JPMorgan Tax Aware High Income Fund. Please submit the appropriate EDGAR filing to change the name of the series.

Response: The Trust hereby confirms that the Fund’s name will be updated on EDGAR prior to the Rule 485(b) filing for the Fund.

PROSPECTUS COMMENTS

Risk/Return Summary

2.

Comment: The Staff notes that the Fund’s fiscal year end is February 28. As such, please confirm that the fee waiver in the “Example” section has only been factored into the expense example calculation to reduce expenses solely for one year and has not been prorated to include the entire period of effectiveness.

Response: We confirm that the contractual fee waiver has only been factored into the Expense Example for the period from November 1, 2018 to October 31, 2019.

3.

Comment: With respect to the footnote to the “Annual Fund Operating Expenses” table, please disclose the circumstances, if any, under which the contractual fee waiver agreement referenced therein might be terminated before the stated renewal date.

Response: The Trust hereby confirms that the service providers do not have the ability to terminate the contractual fee waiver agreement before its termination date.

What are the Fund’s Main Investment Strategies?

4.

Comment: The Fund includes the term “high yield” in its name, and as such the Staff expects the Fund’s investment to be consistent with the name of the Fund by investing significantly in below investment grade securities. The Fund’s disclosure states that the Fund will invest a significant portion of its assets in investment grade securities. Please confirm the extent to which the Fund intends to invest in investment grade securities.

Response: The Trust believes that the current disclosure is consistent with Section 35(d), Rule 35d-1 and related Securities and Exchange Commission (“SEC”) Staff guidance. In particular, the SEC Staff stated in frequently asked questions to Rule 35d-1 that “a fund that uses the term ‘high-yield’ in conjunction with a term such as ‘municipal’ or ‘tax-exempt’ that suggests that the fund invests in tax-exempt bonds would not be required to invest at least 80% of its assets in bonds that meet these rating criteria. Because the market for below investment grade municipal bonds is smaller and relatively less liquid than its taxable counterpart, tax-free high-yield bond funds have historically invested to a greater degree in higher grade bonds than taxable high-yield funds. As a result, the use of the term ‘high-yield’ together with a term suggesting that the fund invests in tax-exempt bonds suggests that the fund has an investment strategy of pursuing a higher yield than other municipal or tax-exempt bond funds.” (Emphasis added.) (See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Question 7). Consistent with this guidance, the Fund’s prospectus states that “As part of its investments in municipal securities, the Fund will also have the ability to invest up to 100% of the Fund’s total assets in below investment grade or unrated securities,” but will also invest in investment grade securities. Although the Fund’s prospectus states that “[u]nder normal market conditions, the Fund intends to invest a significant portion of its Assets in securities rated BBB/BB by Standard & Poor’s Corporation (S&P) and Fitch Ratings (Fitch), Baa/Ba by Moody’s Investor Service, Inc. (Moody’s) or unrated securities that the adviser deems to be of equivalent quality,” those securities are considered lower medium grade and, therefore, the Trust believes that it has adopted an investment strategy of pursuing a higher yield than other municipal bond funds.

Investment Process

5.

Comment: The disclosure in the “Investment Process” section states that “the adviser looks for individual fixed income investments.” (Emphasis added.) However, the Fund invests in exchange-traded funds (“ETFs”) as part of its principal investment strategies. Please confirm whether the reference to individual fixed income investments accurately reflects the Fund’s intended investments in ETFs since ETFs are equity securities?

Response: The disclosure has been revised to state that the adviser “primarily looks for individual fixed income investments.” (Emphasis added.)

6.

Comment: The last sentence of the “Investment Process” section does not describe broadly how the adviser determines which securities to purchase for the Fund. For example, please explain what it means to evaluate the “complex legal and technical structure of the transaction.” Please provide additional details about the process by which securities are selected for the Fund.

Response: The Trust respectfully submits that it believes the investment process disclosure is sufficient as drafted. However, in response to the Staff’s comment, the last sentence of the “Investment Process” section will be deleted and replaced with the following:

The adviser is value oriented and makes investment decisions after performing a risk/reward analysis that includes an evaluation of interest rate risk, credit risk, duration, liquidity, any security pledge, and a review of the security’s attributes, such as the coupon, maturity, and any redemption and tender provisions. The adviser also factors in the overall investment strategy of the Fund, including its duration and its credit strategy, as well as the adviser’s interest rate outlook.

More About the Fund

7.

Comment: Loan assignment and participations are discussed as a principal investment of the Fund in the “More About the Fund – Additional Information About the Fund’s Investment Strategies” section. If loan assignments and participations are a principal investment strategy of the Fund, please include them in the “Risk/Return Summary – What are the Fund’s main investment strategies” section. Please also include corresponding risk disclosure for loan assignments and participations under the “Risk/Return Summary – The Fund’s Main Investment Risks” section. Likewise, please also move the “Loan Risk” disclosure from the “More About the Fund – Additional Risks” section to the “More About the Fund – Main Risks” section.

Response: Loan assignments and participations are not currently part of the Fund’s principal investment strategy and, as such, the discussion of loan assignments and participations will be removed from the “More About the Fund – Additional Information About the Fund’s Investment Strategies” section and moved to the “More About the Fund – Additional Investment Strategies” section.

8.

Comment: The Staff notes that the “More About the Fund – Main Risks – High Yield Securities and Loan Risk” disclosure includes references to bank loans. If the Fund intends to invest in bank loans as part of its principal investment strategy please disclose this explicitly in the “Risk/Return Summary – What are the Fund’s main investment strategies” section.

Response: The Fund’s does not currently intend to invest in bank loans as part of its principal investment strategy. However, the following discussion regarding bank loans will be added to the third paragraph of the “More About the Fund – Additional Investment Strategies” section of the Fund’s prospectus:

Although not part of its principal investment strategy, the Fund may also invest in bank obligations.

A discussion of the risks associated with investments in bank loans is already included in the “More About the Funds – Additional Risks – Loan Risk” section of the Fund’s Prospectus.

9.

Comment: The Staff notes that “Industry and Sector Focus Risk” is included as a main risk in both Item 4 and Item 9 disclosure. If the Fund will be invested in any particular industry or sector, please supplement the existing Item 4 and Item 9 disclosure with corresponding risk factors to identify the risks associated with such industry or sector.

Response: Although certain investments used by the Fund as part of its principal investment strategies may be impacted by the performance of various sectors or industries, the Fund does not have a current intention to concentrate in a specific industry or sector. To the extent that the Fund’s investments may be impacted by the performance of various sectors or industries, the Fund believes that the risks of these investments are already disclosed in the Risk/Return Summary and therefore, additional risk disclosure should not be added to the Industry and Sector Focus Risk.

Financial Highlights

10.

Comment: The “Ratios/Supplemental data” section of the Financial Highlights table appears to be missing information. Please add the missing information. Additionally, please also identify what the symbols at the top of each column refer to.

Response: The missing information will be included in the Rule 485(b) filing for the Fund.

Appendix A – Financial Intermediary-Specific Sales Charge Waivers

11.	Comment: The heading “WAIVERS APPLICABLE TO PURCHASES THROUGH TRANSACTIONAL BROKERAGE ACCOUNTS AT MORGAN STANLEY WEALTH MANAGEMENT” is repeated twice. Please revise or delete as appropriate.

Response: The duplicate heading will be deleted in the Rule 485(b) filing for the Fund.

Statement of Additional Information (“SAI”)

12.	Comment: The Staff notes that the SAI contains references to the Fund’s previous name. Please update such references.

Response: The Fund’s name will be updated in the Rule 485(b) filing for the Fund, as necessary.

* * * *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-1782.

Sincerely,

/s/ Pamela L. Woodley
Pamela L. Woodley
Assistant Secretary